Exhibit 4.148

SETTLEMENT AGREEMENT, WAIVER AND MUTUAL RELEASE

This Settlement Agreement , Waiver and Mutual Release (“Agreement”) is entered into on August 20, 2010, (“Effective Date”) by and between (i) NGP Blue Mountain I LLC (“NGP1” or “Owner”) for itself and on behalf of its past, present and future parent entities, affiliates, subsidiaries, shareholders, officers, directors, partners, partnerships, fiduciaries, trustees and each of such entities’ and persons’ respective employees, agents, members, predecessors, successors, assigns and attorneys (collectively, including Parent - “Owner Entities”), (ii)  NGP Blue Mountain Holdco LLC (“Parent”), and (iii) Ormat Nevada Inc. (“Ormat” or “Contractor”), for itself and on behalf of its past, present and future parent entities, affiliates, subsidiaries, shareholders, officers, directors, partners, partnerships, fiduciaries, trustees and each of such entities’ and persons’ respective employees, agents, members, predecessors, successors, assigns and attorneys (collectively – “Ormat Entities”).  For ease of reference, the parties hereto are sometimes referred to herein individually as “Party” and collectively as the “Parties.”  This Agreement is entered into based on the following recitals and mutual promises.  Capitalized terms used herein without definition shall have the meanings ascribed to those terms in the EPC Contract referred to below.

RECITALS

WHEREAS:

A.                On March 28, 2008, NGP1 entered into an Engineering, Procurement and Construction contract (“EPC Contract”) with Ormat for the turnkey construction of an approximately $76 million, three-unit binary 49.5 MW (maximum gross) – 42.3 MW (net) Blue Mountain “Faulkner I” Geothermal Power Plant (“Facility”), located approximately 20 miles

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west of Winnemucca, Nevada in Humboldt County, with a Substantial Completion Guaranteed Date of December 31, 2009.

B.                 Construction of the Facility by Ormat and its subcontractors took place between approximately October 2008 and October 9, 2009, at which time Ormat declared Substantial Completion of the Facility under the EPC Contract.

C.                 Ormat was paid by NGP1 in full pursuant to the terms of the EPC Contract, including the payment of certain early completion and performance bonuses (“Bonuses”) based upon the Contractor’s declared Substantial Completion of the Facility.

D.                The Facility experienced events of overheating in the “main ductbank” in the area adjacent to the main power building commencing at the end of October 2009 through mid-January 2010.

E.                 Between January 16, 2010 and March 5, 2010, the Facility experienced an outage (which was reduced to a partial outage from February 23, 2010) arising from overheating in the underground electrical cables located within the “main ductbank” that adjoins the Facility’s electrical control building (“Facility Shutdown”).

F.                  NGP1 declared a force majeure event because of the loss of the Facility’s operational capacity and ability to deliver electric power to NV Energy pursuant to the obligations of NGP1’s Power Purchase Agreement.

G.                Commencing immediately upon notice of the Facility Shutdown, Ormat and its subcontractors re-designed, replaced, and/or repaired certain damaged Facility cables and other equipment between January and March 2010, and in coordination with NGP1’s timing requirements, committed to complete work on certain sections of the 13KV switchgear in need

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of replacement during the Facility’s next regularly scheduled maintenance shutdown, estimated to be in October 2010.

H.                Pursuant to Articles 25 and 32 of the EPC Contract, the Parties entered into a Tolling Agreement (and four extensions thereof) commencing on or about January 27, 2010 in order to extend the time necessary for written notice of any claim for indemnification under the EPC Contract.

I.                   Via various email messages, teleconferences and letters, including, without limitation, its letters dated February 8, 2010, March 26, 2010, April 22, 2010 and April 30, 2010, NGP1 tendered various demands and claims to Ormat arising under the EPC Contract (and other grounds) relating to the Facility Shutdown (collectively “Notice of Claim”).

J.                   Via various email messages, teleconferences and letters, including, without limitation, its letters dated February 17, 2010, March 30, 2010, and two letters of May 5, 2010, Ormat responded to NGP1’s various demands and claims under the EPC Contract (and other grounds).

K.                Certain disputes have arisen between the Parties under the EPC Contract and other alleged grounds relating to the construction and performance of the electrical and electrical-related equipment at the Facility, documentation requests, warranties and requested warranty extensions, performance of the Work, including proper conduct of repair works; refund of Bonuses and losses; indemnification for lost revenue, property damage, breach of warranty and diminution in value of the Facility as a result of the Facility Shutdown, liquidated damages, allegations concerning the Substantial Completion Date of the Facility, the Facility Shutdown, and the repairs necessary to restore the Facility to its full operational capacity following the

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Facility Shutdown and other claims, losses, damages and costs incurred or demanded by NGP1 in connection with the Facility Shutdown (collectively “Disputed Matters”).

L.                 The Parties recognize that it is in their mutual interest to resolve all claims and disputes between them that pertain to the Disputed Matters.  It is therefore the desire and intention of the Owner and Contractor to enter into this Agreement in order to effect a settlement and mutual release of all previous, existing, or future claims between the Parties with respect to the Disputed Matters.

NOW, THEREFORE, in consideration of the promises stated below and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned Parties hereto mutually agree as follows:

TERMS OF SETTLEMENT

1.                  SETTLEMENT CONSIDERATION:   In consideration for the final settlement of all claims whatsoever regarding the Disputed Matters, while expressly denying any wrongful conduct, Ormat shall pay and/or provide to NGP1 the following aggregate consideration (the “Settlement Consideration”):

1.1           Ormat shall pay to NGP1 the collective, total sum of One Million Dollars (US$1,000,000) (“Cash Payment”) within 5 business days of the execution and delivery of this Agreement.  The Cash Payment shall be made by wire transfer of immediately available funds to the following account:

            Bank:                Bank of the West

                                      4950 Kietzke Lane

                                      Reno, NV

            Acct #:             247-101850

            Routing:           1211100782

            Beneficiary :    NGP Blue Mountain I LLC

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Upon receipt, NGP1 shall issue and deliver a written confirmation of receipt of the Cash Payment to Ormat, in the form attached hereto as Exhibit A.

1.2           Ormat shall, without charge to NGP1 or its affiliates, supply to Parent one complete “Level 1 Turbine” and one complete “Level 2 Turbine,” each as more fully described on Exhibit B (collectively, the “Settlement Turbines”).  Ormat shall, at its own cost and expense (including import duties and taxes, if applicable), make all arrangements, including the processing of all documentation, necessary to import the Settlement Turbines into the United States and deliver the Settlement Turbines for storage to Ormat’s maintenance facility located at  the Steamboat complex, Reno, Nevada no later than March 31, 2011, and shall coordinate with the applicable Governmental Authorities in achieving clearance of United States customs for the Settlement Turbines.  Ormat shall cause the Settlement Turbines to be designed, fabricated, assembled and handled in accordance with the standards set forth in the EPC Contract for the design, fabrication, assembly and handling of the corresponding turbines supplied thereunder with such modifications as necessary to correct for and avoid any vibration issues similar to the vibration issues discovered with respect to the Unit 2 level 1 turbine delivered under the EPC Contract.  Without limiting the generality of the foregoing, the Settlement Turbines shall be designed and constructed to meet the same design criteria and capacity described in Exhibit A, the Scope of Work in the EPC Contract for the existing turbines of the Power Plant, with the modifications described above, and shall include a license to use intellectual property rights solely in association with Ormat supplied equipment at Owner sites.

(i)                 Ormat shall store the Settlement Turbines at its maintenance facility described above free of charge to NGP1, Parent or their affiliates for a period not to exceed five (5) years from the date of this Agreement (the “Storage Period”).   At the request of

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Parent at any time during the Storage Period, Ormat shall further arrange to deliver to NGP1, Parent or their affiliates, each of the Settlement Turbines (together with any original turbine wheels removed from the Settlement Turbines in accordance with clause (ii) below) either (x) to any of the following specific locations: the Facility site, Pumpernickel or Crump, all located in the Nevada/Oregon area, at its own cost and expense, or (y) to any other location specified by Parent at NGP1’s expense, reimbursable within fifteen (15) days of invoice, in any case under either clause (x) or (y), as notified in writing by Parent no less than seven (7) days prior to the requested delivery time) on or before the time specified in such written notice (with respect to each Settlement Turbine, “Final Delivery”).  If no notice is received within the maximum Storage Period for one or more Settlement Turbines, Ormat shall, at its own expense, deliver the remaining Settlement Turbines to the Facility site.

(ii)               Prior to the earlier of (x) the fifth (5th) anniversary of this Agreement’s execution and delivery by both Parties and (y) ten (10) months prior to receipt of Parent’s notice of requested delivery time of the applicable Settlement Turbine, as described in subsection 1.2 (i) above, Parent shall have the option, exercisable in Parent’s sole discretion by delivery of written notice thereof to Ormat, to purchase from Ormat either or both of the “Level 1 Turbine Wheel” and/or the “Level 2 Turbine Wheel” for re-installation in one or both of the Settlement Turbines.  Such “Level 1 Turbine Wheel” and “Level 2 Turbine Wheel” are described in greater detail in Exhibit B. Upon exercise of the purchase option described herein by Parent, Ormat shall deliver each applicable turbine wheel and change it out for the original turbine wheel in the corresponding Settlement Turbines prior to Final Delivery thereof, for the total, all-inclusive prices (FOB US workshop) set forth below:

TURBINE WHEELS

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Level 1 Turbine Wheel:	$ 300,000
Level 2 Turbine Wheel:	$ 200,000

The foregoing prices shall include all costs associated with delivery of the Level 1 Turbine Wheel and the Level 2 Turbine Wheel to Ormat’s maintenance facility identified above.  Such prices, together with sales taxes, shall be paid by Parent within fifteen (15) days after installation in the applicable Settlement Turbine, and shall include payment for (a) all costs of the equipment and materials comprising the turbine wheels, labor, transportation, engineering, design and other services, including physical re-installation into each applicable Settlement Turbine, relating to Ormat’s installation of the turbine wheels (including a license to use intellectual property rights solely in association with Ormat supplied equipment at one or more specified installation sites) provided by Ormat or its subcontractors or vendors; (b) all United States federal, state, regional, and local taxes, goods and services taxes, other than sales taxes which are specifically excluded from the price and shall be billed to and timely paid by Parent; (c) other than with respect to sales taxes, all other taxes, duties, levies, imposts, fees, or charges of any kind (whether in the United States or elsewhere and including, without limitation, any of the foregoing related to the importation of any items into the United States), including any increases thereof that may occur during the term of this Agreement; and (d) any duties, levies, imposts, fees, charges, and royalties (and including, without limitation, any of the foregoing related to the importation of any items into the United States) imposed on Ormat or its subcontractors or vendors with respect to any equipment and materials, labor, or services provided hereunder with respect to the turbine wheels.  Ormat shall, at its own cost and expense (including import duties and taxes, if applicable), make all arrangements, including the processing of all documentation and customs clearance, necessary to import the turbine wheels into the United States and shall re-install them

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in the Settlement Turbines within ten (10) months after Parent’s exercise of its option to acquire any of such turbine wheels.  From and after the installation of any such turbine wheel into the applicable Settlement Turbine, such Settlement Turbine shall, for purposes of this Agreement, be deemed to include the corresponding turbine wheel installed pursuant to this paragraph and, among other things, the warranties provided under this Agreement for the Settlement Turbines shall apply to such Settlement Turbines as modified by the installation of any new turbine wheels.  For the avoidance of doubt, Parent may exercise its purchase option with respect to each turbine wheel specified above only once, but may do so at a different time for each Settlement Turbine within the period permitted under this paragraph.

(iii)             Ormat warrants good title, free and clear of all liens, claims, charges, security interests, and encumbrances whatsoever, to the Settlement Turbines (and any turbine wheels delivered in connection therewith).  Title to the Settlement Turbines (and any turbine wheels delivered in connection therewith) shall pass to Parent, free and clear of all liens, claims, charges, security interests, and encumbrances whatsoever, upon delivery to Ormat’s maintenance facility described above; provided, however, that Ormat shall have care, custody, and control of, and shall assume full risk of loss for, each Settlement Turbine (and any turbine wheels delivered in connection therewith) and shall exercise due care with respect thereto until Final Delivery, at which point risk of loss shall pass to Parent.

(iv)             For a period of one year following Final Delivery, Ormat warrants that the Settlement Turbines (a) shall be new and of good and suitable quality at Final Delivery; (b) shall conform to the requirements of this Agreement, including the portions of the EPC Contract incorporated herein by reference and all Applicable Laws and Permit Requirements; (c) shall be free from any charge, lien, security interest or other encumbrance; and (d) shall be free

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of any Defects including Defects in design, materials or fabrication; provided that the warranty period for any Settlement Turbine or portion thereof required to be repaired, corrected or replaced following discovery of a Defect during the original one year warranty period shall be extended from the time of such repair, correction or replacement for a period ending on the earlier of (x) one year following completion of such repair, correction or replacement and (y) the second anniversary of the applicable date of Final Delivery.

1.3           Ormat shall perform at its sole cost and expense equipment replacement work of certain switchgear, and CBX1 breakers (“Additional Repair Work”) under the Work Warranty and Materials Warranty, as set forth in greater detail on Exhibit (B).  Ormat acknowledges and agrees that such Additional Repair Work shall be undertaken and, assuming an outage period of two weeks, completed during the Project’s first scheduled outage following the date hereof, presently scheduled for mid to end October, 2010  and NGP1 shall coordinate with Ormat in advance as to the final schedule for such outage.  Ormat further agrees that both Parties shall inspect such equipment.  Ormat shall promptly (and in any case prior to the end of such scheduled outage) replace all of the equipment identified on Exhibit B for Additional Repair Work irrespective of the findings during such inspection.  In addition, Ormat shall promptly (and use reasonable efforts to execute prior to the end of such scheduled outage) repair or replace, as necessary, any of such surrounding equipment found by the Parties to be Defective or otherwise damaged as a result of the events causing the Facility Shutdown.   Ormat represents and warrants that it has ordered replacement equipment and parts for all of the equipment identified on Exhibit B for Additional Repair Work to enable that such equipment will be delivered and available for installation on or before the start of the Project’s next scheduled outage as described above. NGP1 acknowledges and agrees that all parts and

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materials (whether Defective, damaged or not) replaced by the said Repair Work or the additional warranty work, shall become the sole property of Ormat and Ormat shall have the right to remove such original parts and materials replaced by the Repair Work or additional warranty work from the site and use it as it wishes and at its sole discretion.

1.4             Notwithstanding anything to the contrary in the EPC Contract, the Warranty Period (inclusive of all rewarranty) applicable to the turbines previously delivered under the EPC Contract shall mean the period commencing on the Substantial Completion Date and ending on the fifth (5th) anniversary of this Agreement’s execution and delivery by both Parties.  .

1.5           Notwithstanding anything to the contrary in the EPC Contract, the Warranty Period for work and equipment related to the Facility repairs during January 2010-March 2010 shall be extended as follows:

a.   For repaired and replaced cables:  Two (2) additional rewarranty years, commencing on March 10, 2010, and ending March 9, 2012.

b.   For Switchgear:  Two (2) additional rewarranty years, commencing upon completion of each switchgear repair and replacement work in accordance with Exhibit C, and ending on the date which is 2 years later for each such repair work.

c.   For the damaged portions of the Electrical Building:  Three (3) additional rewarranty years, commencing on March 10, 2010, and ending March 9, 2013.

Except as modified under Section 1.4 or this Section 1.5, all other warranties in the EPC Contract shall remain in effect as stated in the EPC Contract.

2.                   SETTLEMENT OF DISPUTED MATTERS, WAIVER AND RELEASE

2.1              By this Agreement, on behalf of itself and each Owner Entity, NGP1 hereby completely releases and forever discharges each and every Ormat Entity from any and all

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previous, existing or future claims, contentions, debts, liabilities, demands, promises, agreements, costs, expenses (including, but not limited to, attorneys’ fees), damages, actions or causes of action, or whatever kind or nature, whether now known or unknown, and whether based on contract, tort, statutory or other legal or equitable theory of recovery, which any Owner Entity has, or could have had, has claimed or could have claimed, which relate to, arise from or are connected to any activity described or based on, arising out of, or in connection with the Facility Shutdown, Notice of Claim, and/or Disputed Matters, other than the obligations created under Article 1 of this Agreement for payment or performance by Ormat of the Settlement Consideration (“Owner Released Matters”).

2.2               By this Agreement, on behalf of itself and each Ormat Entity, Ormat hereby completely releases and forever discharges each and every Owner Entity from any and all previous, existing or future claims, contentions, debts, liabilities, demands, promises, agreements, costs, expenses (including, but not limited to, attorneys’ fees), damages, actions or causes of action, or whatever kind or nature, whether now known or unknown, and whether based on contract, tort, statutory or other legal or equitable theory of recovery, which any Ormat Entity has, or could have had, has claimed or could have claimed, which relate to, arise from or are connected to any activity described or based on, arising out of, or in connection with the Facility Shutdown, Notice of Claim, and/or Disputed Matters, other than the obligations created under Article 1 of this Agreement for payment or performance by one or more Owner Entities as stated therein (“Contractor Released Matters”).

2.3               Intent.  In connection with the above waivers and relinquishments, each of the Parties hereby acknowledges that it is aware that, after executing this Agreement, it or its attorneys or agents may discover claims or facts in addition to or different from those which it

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now knows or believes to exist with respect to the subject matter of this Agreement, the Parties hereto, or, with respect to the Owner Entities, the Owner Released Matters, and with respect to the Contractor Entities, the Contractor Released Matters, but that it is the intention of the Owner Parties to fully, finally and forever settle and release all of the Owner Released Matters and claims, disputes and differences known or unknown, suspected or unsuspected, which now exist, may exist, or heretofore may have existed against the Ormat Entities relating to the Owner Released Matters, and it is the intention of the Ormat Entities to fully, finally and forever settle and release all of the Contractor Released Matters and claims, disputes, and differences known or unknown, suspected or unsuspected, which now exist, may exist, or heretofore may have existed against the Owner Entities relating to the Contractor Released Matters.

2.4               No Pending or Future Lawsuits.  NGP1 hereby further represents to Ormat that it and each Owner Entity has no lawsuits, claims, complaints or actions pending in its name, or on behalf of any other person or entity, against any Ormat Entities in any court, whether federal or in any territory, state or country, before any arbitrator or before any government agency or entity, worldwide.  NGP1 also represents to Ormat hereto that it does not and the other Owner Entities do not intend to bring any claims or complaints on its own behalf or on behalf of any other person or entity with respect to the Owner Released Matters against any of the Ormat Entities in any court, whether federal or in any territory, state or country, before any arbitrator, or before any government agency or entity, worldwide.  For the avoidance of doubt, this Agreement does not waive NGP1’s rights in respect of known issues that do not pertain to the Disputed Matters or future warranty claims in the EPC Contract which are unrelated to the Disputed Matters.  NGP1 represents and warrants to Ormat that it and the other Owner Entities are not aware of any additional warranty items or other issues other than those which have been previously disclosed

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to Ormat. Notwithstanding any provision to the contrary contained herein, neither Party releases, waives or otherwise gives up its right to enforce the terms of this Agreement.

2.5              No Assignment of Claims.  The Parties hereby represent and warrant that with respect to the claims released by each of them, each is the sole owner of such claims, demands, and causes of action released by such Party, and that no assignment (whether separately or by operation of contract or law) of any claims, demands, or causes of action have been made to any other persons or entities by the Party.  Each of the Parties hereto agrees to indemnify and hold harmless the other Parties and their successors and assigns, from and against any loss, claims, liabilities or assignment of any of the claims, demands, or causes of action released herein by the Party.

2.6              The Parties agree that nothing in this Agreement shall in any way compromise, modify, discharge, waive, or otherwise affect any Party’s rights or obligations under the EPC Contract or other applicable law, except as expressly provided in this Agreement.

3.                   DENIAL OF LIABILITY

3.1              The Parties acknowledge and agree that this Agreement is for the compromise of disputed claims and is made to avoid litigation and expense.  Accordingly, it is understood and agreed by each of the Parties hereto:

            A.        that this Agreement is not, and shall not be deemed to be an admission of liability or responsibility by any Party, any such liability or responsibility being expressly denied; and

            B.        that this Agreement is not, and shall not be deemed to be an admission of the truth of any allegation or statement made by NGP1 or Ormat.

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3.2              The Parties agree not to introduce this Agreement or the fact of the settlement effected herein into evidence in any action or proceeding except as may be necessary to enforce this Agreement.

4.                   ADDITIONAL REPRESENTATIONS AND WARRANTIES

4.1              Ormat represents to NGP1 that, as of the Effective Date of this Agreement:

4.1.1                 Ormat is a corporation duly formed, validly existing, and in good standing under the laws of the State of Delaware, and it has the lawful authority to engage in the business it presently conducts and contemplates conducting.

4.1.2                 Ormat has the authority to execute and carry out this Agreement and to perform its obligations hereunder, and all such actions have been duly authorized by all necessary corporate action on its part.

4.1.3                 This Agreement has been duly and validly executed and delivered by Ormat.  This Agreement constitutes a legal, valid, and binding obligation of Ormat, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general principles of equity.  No authorization, approval, exemption or consent by any governmental authority is required in connection with the authorization, execution, delivery and carrying out of the terms of this Agreement.

4.1.4                 Ormat has received all consents and authorizations required to enter into and effectuate this Agreement as a legal, valid, and binding obligation of Ormat.

4.2              NGP1 represents to Ormat that, as of the Effective Date of this Agreement:

4.2.1                 NGP1 is a limited liability company duly formed, validly existing, and in good standing under the laws of the State of Delaware, and it has the lawful

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authority to engage in the business it presently conducts and contemplates conducting.

4.2.2                 NGP1 has the authority to execute and carry out this Agreement and to perform its obligations hereunder and all such actions have been duly authorized by all necessary corporate action on its part.

4.2.3                 This Agreement has been duly and validly executed and delivered by NGP1.  This Agreement constitutes a legal, valid, and binding obligation of NGP1, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general principles of equity.  No authorization, approval, exemption or consent by any governmental authority is required in connection with the authorization, execution, delivery and carrying out of the terms of this Agreement.

4.2.4                 NGP1 has received all consents and authorizations required to enter into and effectuate this Agreement as a legal, valid and binding obligation of NGP1.

5.                   GENERAL PROVISIONS

5.1              This Agreement contains the entire agreement between the Parties and may not be altered or amended except by a writing signed by all of the Parties hereto.  This Agreement may be modified or amended only by an instrument in writing duly executed by all Parties.  This Agreement supersedes all prior agreements, understandings, and discussions related to the claims arising from the Disputed Matters.

5.2              This Agreement shall be binding upon, and shall inure to the benefit of, the Parties, and, solely to the extent stated expressly herein, this Agreement shall be binding upon and shall inure to the benefit of the Ormat Entities and the Owner Entities.

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5.3              No Party may assign or transfer this Agreement in whole or in part, except upon the prior written consent of the other Party.

This Agreement shall be governed by the laws of the State of Nevada, without regard to conflicts of laws principles.  Each of the Parties hereby irrevocably and unconditionally submits itself and its property in any legal action relating to this Agreement to the exclusive general jurisdiction of the courts of the State of Nevada.

5.5              Any Notice pursuant to the terms and conditions of this Contract shall be in writing and deemed effective as follows:  (a) if delivered personally, upon delivery; (b) if sent by certified mail, return receipt requested, upon certified receipt; (c) if sent by a recognized mail or courier service, with delivery receipt requested, upon receipt; or (d) if sent by facsimile transmission, when dispatched and acknowledge by recipient as having been received in full and in legible form.  Notices shall be addressed to the following persons and address (or to such other persons or addresses as the respective Parties may add or substitute by written Notice):

If to Owner:                                       NGP Blue Mountain I LLC
                                                            595 Double Eagle Court, Suite 2001

                                                            Reno, Nevada 89521

                                                            Attention: Max Walenciak
                                                            Fax: (775) 853-2375

            with a copy to:                      Nevada Geothermal Power Inc.
                                                            Suite 900-409 Granville Street

                                            Vancouver, BC V6C 1T2

                                                            Canada
                                                            Attention: Brian Fairbank & Andrew Studley
                                                            Fax: (604) 688-5926

            with a copy to:                      Latham & Watkins LLP
                                                            600 West Broadway, Suite 1800

                                            San Diego, C A 92101
                                            Attention: Kelley M. Gale, Esq.
                                            Fax: (619) 696-7419

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If to Contractor:                                Ormat Nevada, Inc.
                                                            6225 Neil Road

                                                            Reno, Nevada 89511

                                                            Attention: Yoram Bronicki

                                                            Telephone: (775) 356-9029
                                                            Facsimile:  (775) 356-9039

            with a copy to:                      Ormat Nevada, Inc.
                                                            6225 Neil Road

                                                            Reno, Nevada 89511

                                                            Attention:  Zvi Reiss

                                                            Telephone: (775) 356-9029
                                                            Facsimile:  (775) 356-9039

with a copy to:                  Lynn Alster, Esq.
                                            New Industrial Zone

                                            P.O. Box 68

                                            Szydlowski Road

                                            Yavne, Israel 81100
                                            Facsimile: (972) 89439901

5.6              If any provision of this Agreement is determined to be illegal or unenforceable, that provision shall be deemed stricken and all remaining provisions shall remain in full force and effect.

5.7              This Agreement has been prepared jointly by counsel for all Parties, with a full opportunity for all Parties to negotiate its terms.  Accordingly, each Party acknowledges that any ambiguity in the Agreement shall not be interpreted against the Party that drafted the Agreement and any right to so interpret such ambiguity is hereby waived.

5.8              Confidentiality:  Each of the Parties agrees that none of them has nor will any of them reveal in the future any of the terms or conditions of this Agreement with any person, organization or entity, except as set out specifically otherwise hereto.  Each Party agrees that it will, and will require its respective agents, representatives, attorneys and others acting on its

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behalf, to keep the facts, terms and amounts stated in this Agreement completely confidential, and not to disclose the terms, amount or fact of the settlement embodied in this Agreement to anyone, provided that a Party may make disclosures as are required by law, court order, by the rules of any stock exchange to which it or its affiliates are or shall be subject, or, after prior coordination with the other Party as may be reasonably practicable or, if such prior coordination is not reasonably practicable in the determination of the disclosing Party, then with notice provided to the other Party promptly following such disclosure, those portions of this Agreement that are, determined by the disclosing Party to be reasonably necessary for insurance underwriting, financing or refinancing, operational contracts, or the sale or transfer of any ownership interest in the Facility, and provided further that Ormat shall be entitled to make disclosures as it may deem necessary for the conduct of its defense or of any dispute or for recovery of amounts in connection with the Disputed Matters from its Subcontractors, Vendors, insurers or advisors.  Subject to the aforesaid, if inquiries arise concerning the subject of this Agreement, a Party will simply state “the matter has been resolved” and will make no other comment.  Each Party further recognizes and acknowledges that this confidentiality provision is a material term of this Agreement, and that its violation will constitute a material breach which shall not affect the continuing validity or enforceability of this Agreement.  The prevailing party in any claim for damages upon breach of this confidentiality provision shall recover its attorneys’ fees incurred.

5.9              This Agreement may be executed and signed in counterpart and faxed signatures shall be effective as originals.  All signatories hereto state and affirm they have the authority to execute this Agreement and thus they thereby bind the Party which each purports to represent.

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5.9       This Agreement may be executed and signed in counterpart and faxed signatures shall be effective as originals.  All signatories hereto state and affirm they have the authority to execute this Agreement and thus they thereby bind the Party which each purports to represent.

APPROVED AND AGREED:

                                                                        OWNER:

DATED: August 20, 2010                           NGP BLUE MOUNTAIN I LLC, a Delaware limited liability company

                                                                        By:_________/s/ Brian Fairbank_______________

                                                                        Name: Brian D. Fairbank

                                                                        Title:    President and Chief Executive Officer

                                                                        CONTRACTOR:

DATED: August 20, 2010                           ORMAT NEVADA, INC., a Delaware corporation

                                                                        By:___________________________________

                                                                        Name:

                                                                        Title:

                                                                        PARENT:

DATED: August 20, 2010                           NGP BLUE MOUNTAIN HOLDCO LLC, a Delaware limited liability company

                                                                        By:_______/s/ Brian Fairbank________________

                                                                        Name: Brian D. Fairbank

                                                                        Title:    President and Chief Executive Officer]

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                                                                        CONTRACTOR:

DATED: August 20, 2010                           ORMAT NEVADA, INC., a Delaware corporation

                                                                        By:_______/s/ Connie Stechman_______________

                                                                        Name: Connie Stechman

                                                                        Title:    Assistant Secretary

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APPROVED AND AGREED:

                                                                        OWNER:

DATED: August 20, 2010                           NGP BLUE MOUNTAIN I LLC, a Delaware limited liability company

                                                                        By:_________/s/ Brian Fairbank_______________

                                                                        Name: Brian D. Fairbank

                                                                        Title:    President and Chief Executive Officer

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APPROVED AND AGREED:

                                                                        OWNER:

DATED: August 20, 2010                           NGP BLUE MOUNTAIN I LLC, a Delaware limited liability company

                                                                        By:_________/s/ Brian Fairbank_______________

                                                                        Name: Brian D. Fairbank

                                                                        Title:    President and Chief Executive Officer

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APPENDIX A

Confirmation of Receipt of Payment

To:         Ormat Nevada Inc.

               6225 Neil Road

               Reno, Nevada

               Via Email and Facsimile Transmission:

Date:    ___________________________

Dear Sir/Madame:

We hereby acknowledge receipt in full of the Cash Payment under the Settlement Agreement, Waiver and Mutual Release entered into as of [    ] 2010 by and between, inter alia, NGP Blue Mountain I LLC and Ormat Nevada Inc.

Executed this ___ day of ____, 20[ ].

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 APPENDIX B

          Description of Settlement Turbines,  Turbine Wheels and Additional Repair Work

  Settlement Turbines

Provide two (2) complete assembled turbines, one level 1 turbine and one level 2 turbine.

Each Turbine will consist of the following main components and shall be assembled as one unit, checked and balanced, that can be installed on the turbo-generator skid instead of one of the existing turbines :

            * HP casing

            * Exhaust casing

            * Shaft assembly

            * Expansion set including wheels and nozzles

Each settlement turbine will be compatible with the existing turbines, so it can operate at the same capacity with identical design parameters as specified in Exhibit A of the EPC Contract.

Excluded from the settlement turbines, are any ancillary systems such as oil system, injection valves, turbo-generator  skid, generator, inlet & outlet piping, couplings etc.

  Turbine Wheels

            * One (1)  turbine expansion set  for level 1 turbine,  consisting  of  Three (3) turbine wheels and nozzles rings,  designed to meet the same design conditions as specified in  Exhibit A of the EPC Contract .

            * One (1)  turbine expansion set  for level 2 turbine,  consisting  of  Two (2) turbine wheels and nozzles rings,  designed to meet the same design conditions as specified in  Exhibit A of the EPC Contract.

  Additional Repair Work

Provide, disassemble and replace  few sections of the existing Powercon, 13.8KV switchgear  with new identical parts  as follows:

a. Main Switchgear circuit breaker assigned as CBX , specified as follows:

One (1) 15 kV, 3000 Amp. 1000 MVA vacuum power circuit breaker, three-pole, with electrically operated, stored-energy mechanism for local/remote operation and local manually open/close device, with two (2) SPDT voltage free auxiliary contacts for remote open/close indication.

b. Three (3) Identical Bays, one for for each Generator feeder. Each bay includes  the necessary equipment for generator breaker tripping/closing and sensing PTs/CTs for generator protection, control and mutterings and the following items:

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1 -         15 kV, 1200 Amp. 1000 MVA vacuum power circuit breaker, three-pole, with electrically operated, stored-energy mechanism for local/remote operation and local manually open/close device with two (2) SPDT voltage free auxiliary contacts for remote open/close indication.

1 -          Breaker stationary structure.

3 -         Current transformer, 2000/5 Multi- Ratio (set 1500/5), window type, accuracy class C200, ABB type SCV, or approved equal, 1 per pole on bus side of breaker, for connection to differential relay device 87G.

3 -         Current transformer, 1200/5 Multi- Ratio (set 1200/5), window type, accuracy class C200, ABB type SCV, or approved equal, on generator entry side of breaker for speed controller.

1 -         Current transformer, 1200/5 Multi- Ratio (set 1200/5), window type, accuracy class C200, ABB type SCV, or approved equal, on generator entry side of breaker for 50/51 voltage regulator.

3 -         Current transformer, 1200/5 single-Ratio, window type, ANSI metering accuracy class 0.15B1.8, 1 per pole on line side (cable entry side) of the breaker.

2 -         Draw out potential transformer, ABB type VIZ-11, or approved equal, with two (2) primary current limiting fuses, 14,400 Volt, 1000 VA, ratio120:1, connected on generator entry side (cable entry side) of breaker. Secondary connection: open delta, for 3-phase line to line sensing, with secondary fuse holders with tin plated copper links.

2  -         Draw-out potential transformer, ANSI metering accuracy class 0.15%, with primary current limiting fused, 14,400 volt, 1000 VA, ratio 120:1, connected to generator side of the breaker, with secondary fuses.

Low voltage side connection: open DELTA, for revenue meter.

2 -          Indicating lamp, breaker open-closed, green and red.

1 -          Breaker closing fuse block, pull-out type, two-pole.

1 -          Breaker tripping fuse block, pull-out type, two-pole.

1 -         Circuit breaker control switch.  Control switch to trip breaker at any position and close breaker in “Test” position only.  The control switches to be lockable in either close or trip position.

1 -         Capacitor trip device 120 VAC input, as back-up, to trip breaker when 125 VDC source fails. CTD-5 shall have 2 alarm contacts (1 N.O, 1 N.C) with a LED indicator.

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1 -          120 VAC space heater, wired to common circuit breaker and thermostat.

-                   Provisions for power cable conductors terminations, 3 cables, 3 conductors, 500 MCM + #1 GND, 15 kV, MC-Type, bottom entry.

-                    Low voltage and Control cables entry from bottom and top.

-                   Necessary bus, supports and ground bus,

-                   Ground studs.

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